Platinum Group Metals Ltd.

Interim Condensed Consolidated Financial Statements

(Unaudited - expressed in thousands of United States Dollars unless otherwise noted)
For the three and nine month periods ended May 31, 2025

Filed: July 11, 2025

PLATINUM GROUP METALS LTD.
Interim Consolidated Statements of Financial Position
(unaudited - in thousands of United States Dollars)

	May 31, 2025	August 31, 2024
ASSETS

Current
Cash and cash equivalents	$5,663	$3,701
Amounts receivable	293	225
Prepaid expenses	123	303
Total current assets	6,079	4,229

Performance bonds and other assets	384	313
Mineral properties (Note 3)	48,045	47,029
Property, equipment and other	431	522
Total assets	$54,939	$52,093

LIABILITIES

Current
Accounts payable and other accrued liabilities (Note 5)	$1,045	$905
Total current liabilities	1,045	905

Asset retirement obligation	82	83
Share based liabilities (Note 6)	1,337	1,092
Lease liability	219	263
Total liabilities	$2,683	$2,343

SHAREHOLDERS' EQUITY
Share capital (Note 6)	$946,379	$939,787
Contributed surplus	34,365	34,651
Accumulated other comprehensive loss	(168,292)	(167,690)
Deficit	(783,889)	(780,002)
Total shareholders' equity attributable to
shareholders of Platinum Group Metals Ltd.	$28,563	$26,746

Non-controlling interest	23,693	23,004
Total shareholders' equity	$52,256	$49,750
Total liabilities and shareholders' equity	$54,939	$52,093

Lion Battery Technologies Inc (Note 4)

Contingencies and Commitments (Note 8)

Approved by the Board of Directors and authorized for issue on July 11, 2025

/s/ Stuart Harshaw	/s/ Diana Walters
Stuart Harshaw, Director	Diana Walters, Director

The accompanying notes are an integral part of the interim condensed consolidated financial statements.
2

PLATINUM GROUP METALS LTD.
Interim Condensed Consolidated Statements of Loss and Comprehensive Loss
(unaudited - in thousands of United States Dollars except share and per share data)

	Three months ended		Nine months ended
	May 31, 2025	May 31, 2024	May 31, 2025	May 31, 2024

Expenses
General and administrative	$775	$751	$2,775	$2,567
Foreign exchange (gain) loss	87	(17)	(63)	(43)
Share of joint venture expenditures - Lion Battery (Note 4)	-	-	40	233
Stock based compensation expense	338	1,019	790	1,613
	$1,200	$1,753	$3,542	$4,370

Other Income
Other income	(44)	(107)	(140)	(353)
Net Loss	$1,156	$1,646	$3,402	$4,017

Items that may be subsequently reclassified to net loss:
Currency translation adjustment	(1,649)	(1,006)	627	(222)

Comprehensive (income) loss for the period	$(493)	$640	$4,029	$3,795

Net loss attributable to:
Shareholders of Platinum Group Metals Ltd.	1,156	1,646	3,402	4,017
	$1,156	$1,646	$3,402	$4,017

Comprehensive (income) loss attributable to:
Shareholders of Platinum Group Metals Ltd.	(493)	640	4,029	3,795
	$(493)	$640	$4,029	$3,795

Basic and diluted loss per common share	$0.01	$0.02	$0.03	$0.04

Weighted average number of common shares outstanding:
Basic and diluted	104,793,682	102,480,148	103,428,469	102,299,804

The accompanying notes are an integral part of the interim condensed consolidated financial statements.
3

PLATINUM GROUP METALS LTD.
Interim Consolidated Statements of Changes in Equity
(unaudited - in thousands of United States Dollars, except # of Common Shares)

	# of Common Shares	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income (loss)	Deficit	Attributable to Shareholders of the Parent Company	Non- Controlling Interest	Total
Balance August 31, 2023	100,258,030	$937,040	$33,761	$(170,337)	$(774,735)	$25,729	$21,645	$47,374

Stock based compensation	-	-	1,099	-	-	1,099	-	1,099
Restricted share units redeemed	103,473	386	(493)	-	-	(107)	-	(107)
Share issuance - financing	2,118,645	2,500	-	-	-	2,500	-	2,500
Share issuance costs	-	(103)	-	-	-	(103)	-	(103)
Dilution of non-controlling interest	-	-	-	10	(99)	(89)	(22)	(111)
Contributions of Waterberg JV Co.	-	-	-	-	(294)	(294)	1,128	834
Currency translation adjustment	-	-	-	222	-	222	-	222
Net loss for the period	-	-	-	-	(4,017)	(4,017)	-	(4,017)
Balance May 31, 2024	102,480,148	$939,823	$34,367	$(170,105)	$(779,145)	$24,940	$22,751	$47,691

Stock based compensation	-	-	284	-	-	284	-	284
Share issuance costs	-	(36)	-	-	-	(36)	-	(36)
Dilution of non-controlling interest	-	-	-	15	(190)	(175)	(40)	(215)
Contributions of Waterberg JV Co.	-	-	-	-	(77)	(77)	293	216
Currency translation adjustment	-	-	-	2,400	-	2,400	-	2,400
Net loss for the period	-	-	-	-	(590)	(590)	-	(590)
Balance August 31, 2024	102,480,148	$939,787	$34,651	$(167,690)	$(780,002)	$26,746	$23,004	$49,750

Stock based compensation	-	-	703	-	-	703	-	703
Restricted share units redeemed	130,073	200	(354)	-	-	(154)	-	(154)
Share options exercised	219,398	725	(635)	-	-	90	-	90
Share issuance - financing	5,150,928	6,754	-	-	-	6,754	-	6,754
Share issuance costs	-	(1,087)	-	-	-	(1,087)	-	(1,087)
Dilution of non-controlling interest	-	-	-	25	(288)	(263)	(65)	(328)
Contributions of Waterberg JV Co.	-	-	-	-	(197)	(197)	754	557
Currency translation adjustment	-	-	-	(627)	-	(627)	-	(627)
Net loss for the period	-	-	-	-	(3,402)	(3,402)	-	(3,402)
Balance May 31, 2025	107,980,547	$946,379	$34,365	$(168,292)	$(783,889)	$28,563	$23,693	$52,256

The accompanying notes are an integral part of the interim condensed consolidated financial statements.
4

PLATINUM GROUP METALS LTD.
Interim Consolidated Statements of Cash Flows
(unaudited - in thousands of United States Dollars)

	Nine-month period ended
	May 31, 2025	May 31, 2024

OPERATING ACTIVITIES
Loss for the period	$(3,402)	$(4,017)

Adjust for items not affecting cash and cash equivalents:
Depreciation	51	54
Unrealized foreign exchange gain	(91)	(65)
Stock based compensation expense	790	1,613
Share of joint venture expenditures	40	233
Directors' fees paid in deferred share units	141	135
Net change in non-cash working capital (Note 9)	202	246
	$(2,269)	$(1,801)

FINANCING ACTIVITIES
Proceeds from issuance of equity	$6,682	$2,500
Equity issuance costs	(1,087)	(103)
Lease payments made	(66)	(69)
Costs related to RSU redemption	(154)	(107)
Cash received from option exercises	91	-
Cash received from Waterberg partners	473	163
	$5,939	$2,384

INVESTING ACTIVITIES
Performance bonds	$(75)	$(43)
Investment in Lion	(40)	(233)
Expenditures incurred on Waterberg Project	(1,662)	(2,753)
	$(1,777)	$(3,029)

Net increase (decrease) in cash and cash equivalents	1,893	(2,446)
Effect of foreign exchange on cash	69	222
Cash and cash equivalents, beginning of period	3,701	6,989

Cash and cash equivalents, end of period	$5,663	$4,765

The accompanying notes are an integral part of the interim condensed consolidated financial statements.
5

PLATINUM GROUP METALS LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the period ended May 31, 2025
(unaudited - in thousands of United States Dollars unless otherwise specified except share and per share data)

1. NATURE OF OPERATIONS AND LIQUIDITY RISK

Platinum Group Metals Ltd. (the "Company") is a British Columbia, Canada company formed by amalgamation on February 18, 2002. The Company's shares are publicly listed on the Toronto Stock Exchange in Canada and the NYSE American, LLC ("NYSE American") in the United States of America.  The Company is a development stage company conducting work on mineral properties it has staked or acquired by way of option agreements in the Republic of South Africa.  Key metals of economic interest on the Company's mineral properties include platinum, palladium, rhodium, gold, copper, and nickel.

The Company's head office and principal place of business is located at Suite 838-1100 Melville Street, Vancouver, British Columbia, Canada, V6E 4A6.  The Company's registered and records office is located at Suite 2300, 550 Burrard Street, Vancouver, British Columbia, Canada V6C 2B5.

These financial statements consolidate the accounts of the Company and its subsidiaries.  Lion Battery Technologies Inc. ("Lion") is accounted for using the equity method as the Company jointly controls Lion despite owning a majority of Lion's shares.  The Company's subsidiaries and joint ventures as at May 31, 2025 are as follows:

		Place of incorporation and operation	Proportion of ownership interest
	Principal activity		May 31, 2025	August 31, 2024

Platinum Group Metals (RSA) (Pty) Ltd.	Development	South Africa	100.00%	100.00%
Mnombo Wethu Consultants (Pty) Limited	Development	South Africa	49.90%	49.90%
Waterberg JV Resources (Pty) Ltd.	Development	South Africa	37.32%	37.19%
Lion Battery Technologies Inc.	Research	Canada	52.04%	52.08%

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to meet its obligations and continue its operations for at least the next twelve months.

At May 31, 2025 the Company had working capital of $5,034 and a cash balance of $5,663. During the nine-month period ended May 31, 2025 the Company incurred a total comprehensive loss of $4,029 and cash outflows from operating activities of $2,269.

During the nine-month period ended May 31, 2025 the Company sold 5,150,928 shares at an average price of US$1.32 for gross proceeds of $6.75 million before attributable costs of $1.1 million.  Also, the Company closed a private placement with its largest shareholder for 800,000 shares at an average price of US$1.26 for gross proceeds of $1.0 million.  Subsequent to period end a further 4,172,397 shares were sold at an average price of $1.60 for gross proceeds of $6.68 million before directly attributable costs of $0.17 million were deducted.  As a result of the above equity sales, the Company has sufficient cash to fund its operations, working capital requirements and capital program for more than the next 12 months.

The continued operations of the Company and the recoverability of the amounts shown for mineral properties is dependent upon the ability of the Company to obtain the necessary financing to complete the development of the Waterberg Projects and bring them to future profitable production. The Company does not generate cash flows from operations to fund its activities and therefore relies principally on the issuance of securities for financing. Although the Company has been successful in the past in obtaining financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms advantageous to the Company.

2. BASIS OF PRESENTATION AND MATERIAL ACCOUNTING POLICIES

These interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS Accounting Standards") as issued by the International Accounting Standards Board, applicable to the preparation of interim financial statements including International Accounting Standard 34 Interim Financial Reporting.  The Company's material accounting policies and critical accounting estimates applied in these interim financial statements are consistent with those disclosed in Note 2 of the Company's annual consolidated financial statements as at and for the year ended August 31, 2024.

PLATINUM GROUP METALS LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the period ended May 31, 2025
(unaudited - in thousands of United States Dollars unless otherwise specified except share and per share data)

Presentation Currency

The Company's presentation currency is the United States Dollar ("USD").

Foreign Exchange Rates Used

The following exchange rates were used when preparing these consolidated financial statements:

Rand/USD

Period-end rate: R17.9820 (August 31, 2024 R17.7676)

Period average rate: R18.2045 (May 31, 2024 R18.7927)

CAD/USD

Period-end rate: C$1.3758 (August 31, 2024 C$1.3491)

Period average rate: C$1.4044 (May 31, 2024 C$1.3580)

Future Changes in Accounting Policies Not Yet Effective

In April 2024, the IASB issued IFRS Accounting Standards 18, Presentation and Disclosure in Financial Statements ("IFRS 18") to replace IAS 1. IFRS 18 introduces two newly required subtotals on the face of the income statement, which includes operating profit and profit or loss before financing and income tax, and three new income statement classifications, which are operating, investing, and financing.  IFRS 18 also provides additional guidance on principles of aggregation and disaggregation which apply to the primary financial statements and the notes.  IFRS 18 will not affect the recognition and measurement of items in the financial statements, nor will it affect which items are classified in other comprehensive income and how these items are classified.  The standard is effective for reporting periods beginning on or after January 1, 2027, including for interim financial statements. Retrospective application is required and early application is permitted. The Company is currently assessing the effect of this new standard on its financial statements.

3. MINERAL PROPERTIES

Waterberg Project

The Company's only active mineral property is the Waterberg Project, located on the Northern Limb of the Bushveld Igneous Complex, approximately 85 km north of the town of Mokopane.  To May 31, 2025, an aggregate total of $90.8 million has been funded by all parties for exploration and engineering on the Waterberg Project.  Exploration and evaluation expenditures for the Waterberg Project have been capitalized.  Until the Waterberg prospecting rights were transferred to Waterberg JV Resources Proprietary Limited ("Waterberg JV Co.") in 2017, all costs incurred by other joint venture partners were treated as cost recoveries by the Company.

Total capitalized costs for the Waterberg Project are as follows:

Balance August 31, 2023	$41,614
Additions	3,016
Foreign currency translation adjustment	2,399
Balance August 31, 2024	$47,029
Additions	1,596
Foreign currency translation adjustment	(580)
Balance May 31, 2025	$48,045

PLATINUM GROUP METALS LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the period ended May 31, 2025
(unaudited - in thousands of United States Dollars unless otherwise specified except share and per share data)

Waterberg Mining Right

On January 28, 2021, the South African Department of Mineral and Petroleum Resources ("DMR") issued a letter to Waterberg JV Co. notifying the Company that a mining right (the "Waterberg Mining Right") had been granted.  The Waterberg Mining Right was notarially executed on April 13, 2021, was registered at the Mineral and Petroleum Titles Registration Office on July 6, 2021 and currently remains active.  At May 31, 2025, the Waterberg Project covered an area of 29,161 hectares consisting of the 20,482 hectare Waterberg Mining Right, one active prospecting right, and one application for the incorporation of two adjacent farms into the Waterberg Mining Right.  The one active prospecting right described above, consisting of approximately 4,190 hectares located adjacent to the north of the Waterberg Mining Right, is planned for closure during calendar 2025.

History of Acquisition

The Company acquired the prospecting rights which became the Waterberg Project by staking and a series of transactions during the period from approximately 2009 to 2012.

On September 21, 2017, Waterberg JV Co. acquired all Waterberg Project prospecting rights in exchange for the issue of shares to all existing Waterberg joint venture partners pro rata to their joint venture interests, resulting in the Company holding a 45.65% direct interest in Waterberg JV Co., Japan Organization for Metals and Energy Security (formerly Japan Oil, Gas and Metals National Corporation) ("JOGMEC") holding a 28.35% interest and Mnombo Wethu Consultants (Pty) Limited ("Mnombo"), as the Company's BEE partner, holding 26%.

On November 6, 2017, the Company, along with JOGMEC and Mnombo closed a strategic transaction to sell to Implats 15% of Waterberg JV Co. for $30 million.  The Company sold Implats an 8.6% interest for $17.2 million and JOGMEC sold a 6.4% interest for $12.8 million.  Implats also acquired an option to acquire a controlling interest in the Waterberg Project, which was later terminated in June 2020, as well as a right of first refusal to match concentrate offtake terms offered to Waterberg JV Co. by a bona fide third-party.  JOGMEC, or their nominee, retained a right to receive refined mineral products at the volumes produced from the Waterberg Project as well as a right to purchase or direct the sale of all or part of the project concentrate (the "Metal Rights").

In March 2019, JOGMEC completed the sale of a 9.755% interest in Waterberg JV Co. and the Metal Rights to Hanwa Co., Ltd.

On December 12, 2023, Implats advised that in the metal price environment at that time that they were halting capital expenditures across its portfolio and therefore could not fund their pro rata share of approved Waterberg cash calls.  The Company elected to cover Implats pro rata share of approved cash calls and since December 12, 2023 Implats' interest in Waterberg JV Co. has diluted from 15.0% to 14.73% (including a dilution of 0.13% in the current period) while the Company's direct interest in Waterberg JV Co. has increased concurrently.  Implats has advised Waterberg JV Co. that they will consider the funding of subsequent cash calls as future circumstances allow.

Appeals and Legal Matters

On March 7, 2024, a group claiming to be the rightful leadership of two host communities filed an application in the High Court seeking to set aside the January 28, 2021 grant of the Waterberg Mining Right by the DMR.  Many of the applicants participated in the earlier and unsuccessful appeals and court actions described above.  The applicants have requested condonation for the late filing of this appeal, claim informal rights to two farms overlaying a portion of the Waterberg Mining Right area, object to the grant of the Waterberg Mining Right, and object to the DMR dismissing their appeals on or about October 13, 2022.  The two farms in question are not planned to host any significant mine infrastructure.  Attorneys acting on behalf of Waterberg JV Co. have filed a notice of opposition and will prepare and file an answering affidavit in due course.

PLATINUM GROUP METALS LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the period ended May 31, 2025
(unaudited - in thousands of United States Dollars unless otherwise specified except share and per share data)

4. LION BATTERY TECHNOLOGIES INC.

Lion was incorporated on June 17, 2019, with the objective to research new lithium battery technology utilizing platinum and palladium.  The Company received 400,000 common shares of Lion, valued at a price of $0.01 per share, as the original founder of Lion. On July 12, 2019, the Company and Anglo American Platinum Limited ("Amplats") entered investment, shareholder and research agreements to facilitate Lion's objectives.  Initially the Company and Amplats agreed to equally invest up to an aggregate of $4.0 million into Lion and on July 6, 2021 the Company and Amplats agreed to increase the planned funding to Lion by a further $2.73 million, to a total of up to $6.73 million, in order to allow the acceleration of certain research and commercialization activities (see below).  All agreed funding into Lion by the Company and Amplats is to be exchanged for preferred shares of Lion at a price of $0.50 per share over an approximate five year period.  Amplats and the Company have funded Lion equally for an aggregate $4.69 million as of May 31, 2025 as follows:

Date	Gross Funding to Lion
July 2019	$1,100
June 2020	$700
February 2021	$700
February 2022	$500
February 2023	$590
June 2023	$560
November 2023	$362
December 2023	$100
October 2024	$80
Total	$4,692

The Company accounts for Lion using equity accounting as Lion is jointly controlled with Amplats.  Lion pays a fee of $3 per month to the Company for general and administrative services.

Research Program - Florida International University

On July 12, 2019, Lion entered into a Sponsored Research Agreement ("SRA") with Florida International University ("FIU") to fund a $3.0 million research program over approximately three years.  The SRA was subsequently amended and currently remains valid until December 31, 2025.  Further time extensions and additional commercialization work is currently under consideration by all parties.  On July 6, 2021 Lion agreed to increase the planned amount of research funding to FIU by a further amount of $1.0 million, for a total of up to $4.0 million.  As the research was completed and milestones were achieved further tranches have been forwarded to FIU.  Lion has provided aggregate research funding and patent filing fees to FIU in the amount of $3.85 million as of May 31, 2025.  Under the SRA, Lion has exclusive rights to all intellectual property being developed by FIU including patents granted.  Lion is also reviewing several additional and complementary opportunities focused on developing next-generation battery technology using platinum and palladium.

5. ACCOUNTS PAYABLE AND OTHER ACCRUED LIABILITIES

The following table summarizes accounts payable and other liabilities.

Period ended	May 31, 2025	August 31, 2024

Trade payables	$362	$454
Accruals and other	387	404
Waterberg partner advances	296	47
	$1,045	$905

PLATINUM GROUP METALS LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the period ended May 31, 2025
(unaudited - in thousands of United States Dollars unless otherwise specified except share and per share data)

6. SHARE CAPITAL

(a) Authorized

Unlimited common shares without par value.

(b) Shares Issued

At May 31, 2025 the Company had 107,980,547 common shares outstanding including 53,913 shares sold for net proceeds of $72 on May 30, 2025 and issued June 2, 2025 pursuant to an at-the-market offering (the "2025 ATM") governed by the terms of an equity distribution agreement with BMO Capital Markets, BMO Nesbitt Burns Inc., and Beacon Securities Limited.

Fiscal 2025

On November 13, 2024, the Company filed a final short form base shelf prospectus (the "2024 Shelf Prospectus") with the securities regulatory authorities in each of the provinces and territories of Canada and a corresponding registration statement on Form F-10 with the United States Securities and Exchange Commission.  The 2024 Shelf Prospectus is valid for 25 months from the filing date.  On December 5, 2024, the Company filed a supplement (the "Supplement") to the 2024 Shelf Prospectus and announced an Equity Distribution Agreement ("EDA") whereby the Company can sell its Common Shares from time to time until December 13, 2026, for up to $50 million in aggregate sales proceeds.

During the nine-month period ended May 31, 2025, 4,350,928 shares were sold at an average price of US$1.32 for gross proceeds of $5.75 million before directly attributable costs of $0.14 million.  During the three-month period ended May 31, 2025, 3,508,367 shares were sold at an average price of US$1.31 for gross proceeds of $4.61 million before directly attributable costs of $0.11 million.  Subsequent to period end the Company has sold a further 4,172,397 shares at an average price of US$1.60 for gross proceeds of $6.68 million before deducting directly attributable costs of $0.17 million.  During the nine-month period ended May 31, 2025, the Company has incurred $1.1 million in share issuance costs related directly and indirectly to the filing of the 2024 Shelf Prospectus, Supplement, EDA and ATM sales.

On May 29, 2025, the Company closed a non-brokered private placement with Deepkloof Limited ("Deepkloof"), a subsidiary of existing major shareholder Hosken Consolidated Investments Limited ("HCI") for 800,000 common shares at a price of US$1.26 each for gross proceeds of $1.0 million returning HCI's ownership in the Company to approximately 26% at closing.

Fiscal 2024

On September 18, 2023, the Company closed a non-brokered private placement with Deepkloof for 2,118,645 common shares at a price of $1.18 each for gross proceeds of $2.5 million returning HCI's ownership in the Company to approximately 26% at closing.

(c) Incentive stock options

The Company has entered into Incentive share purchase option agreements under the terms of its share compensation plan with directors, officers, consultants and employees.  Under the terms of the share purchase option agreements, the exercise price of each option is set, at a minimum, at the fair value of the common shares at the date of grant.  Options of the Company are subject to vesting provisions.  All exercise prices are denominated in Canadian Dollars.

The following tables summarize the Company's outstanding share purchase options:

	Number of Share Options	Average Exercise Price in CAD
Options outstanding at August 31, 2023	4,793,837	$3.17
Granted	589,950	$1.52
Cancelled	(937,000)	$6.25
Expired	(647,169)	$2.61
Options outstanding at August 31, 2024	3,799,618	$2.19
Granted	467,520	$1.93
Exercised	(622,618)	$1.81
Options outstanding at May 31, 2025	3,644,520	$2.21

PLATINUM GROUP METALS LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the period ended May 31, 2025
(unaudited - in thousands of United States Dollars unless otherwise specified except share and per share data)

In fiscal 2025, the weighted average share price when options were exercised was $2.51CAD.

Number Outstanding at May 31, 2025	Number Exercisable at May 31, 2025	Exercise Price in CAD	Average Remaining Contractual Life (Years)
99,000	99,000	$3.90	1.19
42,000	42,000	$3.40	1.31
21,000	21,000	$2.52	1.75
1,113,000	742,000	$2.37	2.34
1,120,000	1,120,000	$2.32	1.54
200,000	50,000	$2.28	2.94
467,520	-	$1.93	4.34
582,000	188,700	$1.52	3.34
3,644,520	2,262,700		2.50

During the nine-month period ended May 31, 2025, the Company granted 467,520 share purchase options, which will vest in three tranches on the first, second and third anniversary of the grant.

During the year ended August 31, 2024, the Company granted 589,950 share purchase options, which will vest in three tranches on the first, second and third anniversary of the grant.

During the period ended May 31, 2025, the Company recorded $427 of stock compensation costs (May 31, 2024 - $790) related to share purchase options, of which $412 was expensed (May 31, 2024 - $760) and $15 was capitalized to mineral properties (May 31, 2024 - $30).

The Company used the Black-Scholes model to determine the grant date fair value of share purchase options granted.  The following assumptions were used in valuing share purchase options granted during the period and year ended May 31, 2025 and August 31, 2024 respectively:

Period ended	May 31, 2025	August 31, 2024
Risk-free interest rate	2.72%	4.48%
Expected life of options	4.1 years	4.1 years
Annualized volatility[1]	77%	79%
Forfeiture rate	0.4%	0.9%
Dividend rate	0.0%	0.0%
[1]The Company uses its historical volatility as the basis for the expected volatility assumption in the Black Scholes option pricing model.

(d) Deferred Share Units

The Company has established a deferred share unit ("DSU") plan for non-executive directors.  Each DSU has the same value as one Company common share.  DSUs must be retained until each director leaves the board, at which time the DSUs are redeemed.

During the nine-month period ended May 31, 2025, director fees of $141 (May 31, 2024 - $135) were paid by the issuance of DSUs.  An expense of $120 (May 31, 2024 - $555) was recorded in share based compensation for the revaluation of fully vested DSUs.

At May 31, 2025 a total of 967,793 DSUs were issued and outstanding.

(e) Restricted Share Units

PLATINUM GROUP METALS LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the period ended May 31, 2025
(unaudited - in thousands of United States Dollars unless otherwise specified except share and per share data)

The Company has established a restricted share unit ("RSU") plan for officers and certain employees of the Company.  Each RSU represents the right to receive one Company common share following the attainment of vesting criteria determined at the time of the award.  RSUs vest over a three-year period.

During the period ended May 31, 2025, a stock compensation cost of $276 was recorded (May 31, 2024 - $315) of which $258 was expensed (May 31, 2024 - $296) and $18 was capitalized (May 31, 2024 - $19).  During the period ended May 31, 2025 the Company issued 257,600 RSUs which vest equally on the first, second and third anniversary of issuance.  During the nine month period ended May 31, 2025 the company issued 130,073 shares related to the redemption of outstanding RSU's.  At May 31, 2025, 541,815 RSUs were issued and outstanding.

7. RELATED PARTY TRANSACTIONS

All amounts receivable and amounts payable owing to or from related parties are non-interest bearing with no specific terms of repayment.  Transactions with related parties are as follows:

(a) During the period ended May 31, 2025 $254 (May 31, 2024 - $245) was paid or accrued to independent directors for directors' fees and services.

(b) During the period ended May 31, 2025, the Company paid or accrued payments of $38 (May 31, 2024 - $40) from West Vault Mining Inc., for accounting and administrative services.  The Company and West Vault Mining have one officer and director in common (Frank Hallam).

(c) In May 2018, Deepkloof made a strategic investment in the Company by way of participation in a public offering and a private placement.  Through the terms of the May 2018 private placement, HCI acquired a right to nominate one person to the board of directors of the Company and a right to participate in future equity financings of the Company to maintain its pro-rata interest.  HCI has exercised its right to nominate one person to the board of directors. As of May 31, 2025, HCI's ownership of the Company was reported at 27,767,994 common shares, representing a 26.0% interest in the Company.  In September 2023, HCI subscribed to a private placement for 2,118,645 common shares at US$1.18 per share for gross proceeds to the Company of $2.5 million, and in May 2025 HCI subscribed to a private placement for 800,000 common shares at US$1.26 per share for gross proceeds to the Company of $1.0 million.  (see Share Capital (Note 6) for further details).

8. CONTINGENCIES AND COMMITMENTS

The Company's remaining minimum payments under its office and equipment lease agreements in Canada and South Africa total approximately $0.4 million to February 2029.

From period end the Company's aggregate commitments are as follows:

Payments Due by Year
	< 1 Year	1 - 3 Years	4 - 5 Years	> 5 Years	Total
Lease Obligations	$93	$258	$-	$-	$351
Environmental Bonds	47	140	93	-	280
Totals	$140	$398	$93	$-	$631

9. SUPPLEMENTARY CASH FLOW INFORMATION

Net change in non-cash working capital:

Period ended	May 31, 2025	May 31, 2024

Amounts receivable, prepaid expenses and other assets	$174	$344
Accounts payable and other liabilities	28	(98)
	$202	$246

PLATINUM GROUP METALS LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the period ended May 31, 2025
(unaudited - in thousands of United States Dollars unless otherwise specified except share and per share data)

At May 31, 2025 $126 of accounts payable was capitalized to the Waterberg Project (August 31, 2024 $293).

10. SEGMENTED REPORTING

The Company operates in one segment being the development of the Waterberg Project in South Africa.  The Company operates in two geographical areas being Canada and South Africa.  Most of the Company's non-current assets are held in South Africa.

At May 31, 2025	Non Current Assets

Canada	$3,248
South Africa	45,612
$48,860

At August 31, 2024	Non Current Assets

Canada	$3,773
South Africa	44,091
$47,864